FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 30, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Output Projection Statement dated 30 July 2004



                                                                    30 July 2004
                               British Energy plc

             NUCLEAR OUTPUT PROJECTION FOR 2004/05 FINANCIAL YEAR

Following evaluation of structural inspections carried out during the current statutory outage at the Hartlepool power station and intensive discussions with the Nuclear Installations Inspectorate, the company has decided that further work to demonstrate the integrity of certain boilers is necessary. This work may entail visual inspections of a number of boilers at Heysham 1 (one reactor is shut down and the other is due to be shut down for its statutory outage in August) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

The company has reviewed its annual nuclear output target previously announced at 64.5TWh. The company believes that in the light of the new issues at Hartlepool and Heysham 1 it is prudent to revise the nuclear output target for the 2004/05 financial year to around 61.5TWh.

A further update on the matter will be given at the time of the company's annual general meeting on 5th August 2004.

British Energy's Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions, including receipt by the Secretary of State for Trade and Industry (the 'Secretary of State') of a satisfactory notification from the European Commission that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by autumn 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

This document contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements.


Contacts:
Andrew Dowler         Financial Dynamics, Media            020 7831 3113
Paul Heward           British Energy                       01355 262 201
Website: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 30, 2004                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations